Exhibit 99.1
FOR IMMEDIATE RELEASE
Melco Crown Entertainment Announces Second Quarter 2010 Earnings
New York, July 28, 2010 — Melco Crown Entertainment Limited (NASDAQ: MPEL), a developer and owner of casino gaming and entertainment resort facilities focused on the Macau market, today reported its unaudited financial results for the second quarter ended June 30, 2010.
For the second quarter of 2010, net revenue was US$573.6 million, representing an increase of approximately 166% from US$215.8 million for the comparable period ended June 30, 2009. Adjusted EBITDA‹1› was US$73.4 million for the second quarter of 2010, as compared with an Adjusted EBITDA loss of US$23.8 million in the second quarter of 2009. The year-over-year improvements in net revenue and Adjusted EBITDA resulted primarily from the opening of City of Dreams in June 2009, providing only a limited contribution to the prior year comparable.
The combined rolling chip table games hold percentage (calculated before discounts and commissions) across City of Dreams and Altira Macau in the second quarter of 2010 was 2.7%. On a theoretical adjusted basis, using the mid-point in our expected rolling chip hold percentage range of 2.7% to 3.0%, sequential quarterly Adjusted EBITDA improved by 11% from US$80 million in the first quarter of this year, to US$89 million in the second quarter of this year. The combined mass market (or non rolling chip) table games hold percentage in the second quarter of 2010 improved further to 21.5%.

On a U.S. GAAP basis, Melco Crown Entertainment recorded a net loss for the second quarter of 2010 of US$30.1 million, or a loss of US$0.06 per ADS, compared with a net loss of US$144.0 million, or a loss of US$0.30 per ADS, in the second quarter of 2009. The reduction in the net loss resulted from a significant year-over-year improvement in the operating performance of Altira Macau and from having a full quarter of earnings contribution from City of Dreams, partially offset by increased depreciation and amortization expenses and lower capitalized interest expenses following the opening of City of Dreams, together with certain non-recurring expenses related to the refinancing of approximately US$600 million of bank debt through the issuance of a high yield bond completed in the current reporting quarter. The second quarter 2009 net loss was also negatively affected by non-recurring costs associated with the opening of City of Dreams.
Lawrence Ho, Co-Chairman and Chief Executive Officer of Melco Crown Entertainment commented, “Good progress has been made over the past quarter at City of Dreams, as we continue to derive benefits from the growth in our patron database and as our various brand building initiatives build momentum.
“Rolling chip volume at City of Dreams increased 24% quarter sequentially and we are pleased with the continued improvement in the underlying fundamentals of this part of our business.
“We delivered a 9% sequential quarterly increase in mass market table games revenue in the second quarter of 2010. We are seeing further modest improvement in our mass market business in the third quarter of this year and target a more marked step-up in mass market gaming volumes in the fourth quarter of this year on completion of the final planned phase of amenities at City of Dreams, the highlight of which will be the opening of The House of Dancing Water on September 17, 2010.
“Altira Macau continues to perform much better under the traditional VIP business model to which we transitioned late last year. Profitability continues to benefit from the commission cap implemented last December. A provision of US$9 million was taken in the reported quarter against an amount due from a former contracting party. This provision is considered to be non-recurring.”

Management Restructuring
Melco Crown Entertainment announces the resignation of Greg Hawkins, President of City of Dreams, after approximately 5 years in Macau. Mr. Ho commented, “On behalf of the entire company, I’d like to extend our thanks to Greg for his contributions over the years and to wish him well in the next stage of his career.”
In conjunction with the forthcoming departure of Mr. Hawkins, the Company has undertaken a comprehensive review of its operating management structure. As a result, Melco Crown Entertainment is also announcing the implementation, effective next month, of a new operating management structure organized along functional as opposed to dedicated property responsibilities, to be led by newly created Co-Chief Operating Officer positions.
Ted Chan, currently the President of Altira Macau, has been promoted to Co-COO, Gaming, overseeing gaming activities across the entire organization. Mr. Chan has been a pioneer in the transformation of the gaming industry in Macau in recent years and is uniquely qualified for this position. He has broad experience across the various customer segments in Macau, reaching back to 2004 when he was the CEO of Mocha Clubs. He is currently recognized as one of the leading experts in the VIP customer segment in Macau.
Nick Naples has joined Melco Crown Entertainment and has been named Co-COO, Operations. He will be responsible for all non-gaming operating activities across the entire company. Mr. Naples has deep experience in luxury hotel and gaming operations and has worked in Macau for the last four years. Mr. Naples most recently held the position of Consulting Executive Vice President at Sands China Ltd. and was previously the Chief Operating Officer at Macau Studio City. His prior experience includes positions with Harrah’s Entertainment, Four Seasons, Ritz-Carlton and Hyatt.
Both Mr. Chan and Mr. Naples will report directly to Mr. Lawrence Ho.

Mr. Ho commented, “The time is right to implement a new operating management structure that recognizes that we have evolved as an organization and reflects our more mature business model.
“This new structure will facilitate a more streamlined approach to managing the operations at our three properties and will allow our senior executives to be more focused on their functional areas of responsibility. I am confident that these changes will yield meaningful benefits to our operations, both in terms of revenue generation and resource efficiency.”
City of Dreams 2Q Results
For the quarter ended June 30, 2010, net revenue at City of Dreams was US$309.3 million and Adjusted EBITDA was US$42.9 million. Net revenue at City of Dreams in the second quarter of 2009 was US$26.8 million and the Adjusted EBITDA loss was US$12.2 million. The improvements in both net revenue and Adjusted EBITDA were driven by an improved rolling chip hold percentage in the second quarter of 2010 versus that in 2009, as well as a full quarter of operations this year.
Rolling chip volume totaled US$12.2 billion for the second quarter of 2010, up from US$1.9 billion in the second quarter of 2009. Mass market (non rolling chip) table games drop totaled US$483.7 million versus US$100 million in the second quarter of 2009. Slot handle for the quarter ended June 30, 2010 was US$458.1 million, up from US$80.9 million for the quarter ended June 30, 2009.
Total non-gaming revenue at City of Dreams in the second quarter of 2010 was US$32.1 million, up from US$4.8 million in the second quarter of 2009. Occupancy per available room in the second quarter of 2010 was 81% versus 78% in the second quarter of 2009. The average daily rate (ADR) in the second quarter of 2010 was US$152 per occupied room, which compares with US$176 in the second quarter of 2009.

Altira Macau 2Q Results
For the quarter ended June 30, 2010, net revenue at Altira Macau was US$230.6 million versus US$159.2 million in the quarter ended June 30, 2009. Altira Macau generated Adjusted EBITDA of US$36.7 million in the second quarter of 2010 compared with an Adjusted EBITDA loss of US$6.4 million in the second quarter of 2009.
Rolling chip volume totaled US$9.5 billion in the second quarter of 2010 versus US$9.7 billion in the second quarter of 2009. In the mass market (non rolling chip) table games segment, drop totaled US$76.5 million in the second quarter of 2010, up from US$73.6 million generated in the comparable period in 2009.
Total non-gaming revenue at Altira Macau in the second quarter of 2010 was US$7.2 million, down from US$8.3 million in the second quarter of 2009. Occupancy per available room in the second quarter of 2010 was 93% and the ADR was US$166 per occupied room. This compares with occupancy and ADR of 90% and US$232, respectively, in the second quarter of 2009.
Mocha Clubs 2Q Results
Net revenue from Mocha Clubs totaled US$26.9 million in the second quarter of 2010, up from US$23.8 million in the second quarter of 2009.
Mocha Clubs generated US$7.1 million of Adjusted EBITDA in the second quarter of 2010, which compares with US$6.1 million in the second quarter of 2009.
The number of gaming machines in operation at the Mocha Clubs averaged approximately 1,570 in the second quarter of 2010, an increase from an average of approximately 1,440 in the second quarter of 2009. The net win per gaming machine per day was US$184 in this period, as compared with US$178 in the same period in 2009.

Other Factors Affecting Earnings
Total non-operating expenses for the second quarter of 2010 were US$22.7 million, which included US$21.3 million in net interest expense and costs associated with debt modification of US$3.2 million. Capitalized interest during the second quarter of 2010 totaled US$4.5 million.
Depreciation and amortization costs of US$76.0 million were booked in the second quarter of 2010, of which US$14.3 million was related to the amortization of our gaming sub-concession and US$4.9 million was related to the amortization of land use rights.
Financial Position and Capital Expenditure
Cash and cash equivalents as of June 30, 2010 totaled US$489.5 million, including US$194.3 million of restricted cash. Total senior debt at the end of the second quarter of 2010 was US$1.831 billion. Total net debt to shareholders’ equity as of June 30, 2010 was 59%.
Capital expenditures for the second quarter of 2010 were US$28.1 million, primarily attributable to City of Dreams.
Six Month Results
For the six months ending June 30, 2010, Melco Crown Entertainment reported net revenue of US$1.141 billion versus US$432.3 million in the six months ending June 30, 2009. The year-over-year increase in net revenue was driven by the opening of City of Dreams in June of 2009.
Adjusted EBITDA for the first six months of 2010 was US$160.3 million, as compared with an Adjusted EBITDA loss of US$2.5 million in the first six months of 2009. The year-over-year improvements in net revenue and Adjusted EBITDA were primarily attributable to the opening of City of Dreams in June 2009 along with a significant improvement in the operating performance of Altira Macau.
Melco Crown Entertainment reported a net loss of US$42.6 million for the first six months of 2010, compared to a net loss of US$179.3 million for the first six months of 2009. The net loss per ADS for the six month period ending June 30, 2010 was US$0.08 compared to a net loss per ADS of US$0.39 for the same period in 2009.

Conference Call Information
Melco Crown Entertainment will hold a conference call to discuss its second quarter 2010 financial results on July 28, 2010 at 9:00 a.m. Eastern Time (9:00 p.m. Hong Kong Time). To join the conference call, please use the dial-in details below:

US Toll Free	1 800 561 2718
US Toll / International	1 617 614 3525
HK Toll	852 3002 1672
HK Toll Free	800 96 3844
UK Toll Free	00 800 280 02002
Australia Toll Free	1 800 002 971

Passcode	MPEL
An audio webcast will also be available at www.melco-crown.com.
To access the replay, please use the dial-in details below:

US Toll Free	1 888 286 8010
US Toll / International	1 617 801 6888

Passcode	62445453
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Melco Crown Entertainment Limited (the “Company”) may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: growth of the gaming market and visitation in Macau; increased competition and other planned casino hotel and resort projects in Macau and elsewhere in Asia; the completion of infrastructure projects in Macau; government regulation of the casino industry; our ability to raise additional financing; obtaining approval from the Macau government for an increase in the developable gross floor area of the City of Dreams site; the formal grant of occupancy permits for areas of City of Dreams undergoing construction and/or development; our anticipated growth strategies; and our future business development, results of operations and financial condition. Further information regarding these and other risks is included in our Annual Report on Form 20-F filed on March 31, 2010 and other documents filed with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of this release, and the Company undertakes no duty to update such information, except as required under applicable law.
Non-GAAP Financial Measure
(1)
“Adjusted EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, property charges and other, share-based compensation costs, and other non-operating income and expenses. “Adjusted property EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, property charges and other, share-based compensation costs, corporate and other expenses and other non-operating income and expenses. Adjusted EBITDA and adjusted property EBITDA are presented exclusively as a supplemental disclosure because management believes that it is widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses adjusted EBITDA and adjusted property EBITDA as a measure of the operating performance of its segments and to compare the operating performance of its properties with those of its competitors. The Company also presents adjusted EBITDA and adjusted property EBITDA because it is used by some investors as a way to measure a company’s ability to incur and service debt, make capital expenditures, and meet working capital requirements. Gaming companies have historically reported adjusted EBITDA and adjusted property EBITDA as a supplement to financial measures in accordance with U.S. generally accepted accounting principles (“GAAP”). However, adjusted EBITDA and adjusted property EBITDA should not be considered as an alternative to operating income as an indicator of the Company’s performance, as an alternative to cash flows from operating activities as a measure of liquidity, or as an alternative to any other measure determined in accordance with GAAP. Unlike net income, adjusted EBITDA and adjusted property EBITDA do not include depreciation and amortization or interest expense and therefore does not reflect current or future capital expenditures or the cost of capital. The Company compensates for these limitations by using adjusted EBITDA and adjusted property EBITDA as only one of several comparative tools, together with GAAP measurements, to assist in the evaluation of operating performance. Such GAAP measurements include operating income (loss), net income (loss), cash flows from operations and cash flow data. The Company has significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other non-recurring charges, which are not reflected in adjusted EBITDA and adjusted property EBITDA. Also, the Company’s calculation of adjusted EBITDA and adjusted property EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted EBITDA and adjusted property EBITDA with the most comparable financial measures calculated and presented in accordance with GAAP are provided herein immediately following the financial statements included in this press release.

(2)
“Adjusted net (loss) income” is net (loss) income before pre-opening costs, property charges and other. Adjusted net (loss) income and adjusted net (loss) income per share (“EPS”) are presented as supplemental disclosures because management believes that they are widely used to measure the performance, and as a basis for valuation, of gaming companies. These measures are used by management and/or evaluated by some investors, in addition to income and EPS computed in accordance with GAAP, as an additional basis for assessing period-to-period results of our business. Adjusted net (loss) income may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted net (loss) income with the most comparable financial measures calculated and presented in accordance with GAAP are provided herein immediately following the financial statements included in this press release.

About Melco Crown Entertainment Limited
Melco Crown Entertainment Limited (the “Company”), is a developer, owner and through a Macau subsidiary which holds a gaming sub-concession, an operator of casino gaming and entertainment casino resort facilities. The Company currently operates Altira Macau (www.altiramacau.com) (formerly Crown Macau), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. The Company’s business also includes the Mocha Clubs (www.mochaclubs.com), which feature a total of approximately 1,500 gaming machines in eight locations and comprise the largest non-casino based operations of electronic gaming machines in Macau. For more information about the Company, please visit www.melco-crown.com.
The Company has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Limited (“Crown”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned and led by Mr. Lawrence Ho, who is Co-Chairman, a Director and the CEO of the Company. Crown is a top-100 company listed on the Australian Stock Exchange and led by Executive Chairman Mr. James Packer, who is also Co-Chairman and a Director of the Company.
For additional information, please contact:
Geoffrey Davis, CFA
Senior Vice President — Corporate Finance
Tel: +1 212 671 1936
Email: geoffreydavis@melco-crown.com

Melco Crown Entertainment Limited
Condensed Consolidated Statements of Operations
(In Thousands of U.S. dollars, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009
	(Unaudited)	(Unaudited)(3)	(Unaudited)	(Unaudited)(3)

OPERATING REVENUES
Casino	$555,571	$211,408	$1,104,839	$424,409
Rooms	20,325	6,997	39,335	11,448
Food and beverage	14,201	4,817	27,406	8,391
Entertainment, retail and others	5,391	1,508	10,761	3,831

Gross revenues	595,488	224,730	1,182,341	448,079
Less: promotional allowances	(21,848)	(8,893)	(41,096)	(15,751)

Net revenues	573,640	215,837	1,141,245	432,328

OPERATING COSTS AND EXPENSES
Casino	(442,925)	(206,602)	(865,830)	(383,127)
Rooms	(3,455)	(1,473)	(6,767)	(2,060)
Food and beverage	(5,841)	(3,787)	(15,330)	(6,512)
Entertainment, retail and others	(2,047)	(835)	(4,143)	(1,014)
General and administrative	(47,377)	(30,151)	(91,349)	(48,352)
Pre-opening costs	(2,910)	(61,277)	(6,982)	(79,563)
Amortization of gaming subconcession	(14,310)	(14,310)	(28,619)	(28,619)
Amortization of land use rights	(4,880)	(4,542)	(9,760)	(9,085)
Depreciation and amortization	(56,824)	(29,128)	(113,733)	(43,837)
Property charges and others	(474)	(4,134)	34	(4,134)

Total operating costs and expenses	(581,043)	(356,239)	(1,142,479)	(606,303)

OPERATING LOSS	(7,403)	(140,402)	(1,234)	(173,975)

NON-OPERATING EXPENSES
Interest expenses, net	(21,283)	(3,851)	(36,766)	(3,730)
Other finance costs	780	(1,424)	(2,620)	(2,620)
Foreign exchange gain, net	428	628	17	175
Other income, net	551	1,000	1,041	1,000
Costs associated with debt modification	(3,156)	—	(3,156)	—

Total non-operating expenses	(22,680)	(3,647)	(41,484)	(5,175)

LOSS BEFORE INCOME TAX	(30,083)	(144,049)	(42,718)	(179,150)
INCOME TAX (EXPENSE) CREDIT	(18)	88	143	(134)

NET LOSS	$(30,101)	$(143,961)	$(42,575)	$(179,284)

LOSS PER SHARE:
Basic and diluted	$(0.019)	$(0.101)	$(0.027)	$(0.131)

LOSS PER ADS:
Basic and diluted	$(0.057)	$(0.304)	$(0.080)	$(0.392)

WEIGHTED AVERAGE SHARES USED IN LOSS PER SHARE CALCULATION:
Basic and diluted	1,595,385,813	1,418,841,637	1,595,281,416	1,370,943,132

(3)	The unaudited condensed consolidated financial statements for 2009 reflect certain reclassifications, which have no effect on previously reported net loss, to conform to current period presentation.

Melco Crown Entertainment Limited
Condensed Consolidated Balance Sheets
(In Thousands of U.S. dollars)

	June 30,	December 31,
	2010	2009
	(Unaudited)	(Audited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$295,232	$212,598
Restricted cash	194,274	236,119
Accounts receivable, net	327,109	299,700
Amounts due from an affiliated company	—	1
Amounts due from a shareholder	8	—
Inventories	7,881	6,534
Prepaid expenses and other current assets	19,623	19,768

Total current assets	844,127	774,720

PROPERTY AND EQUIPMENT, NET	2,736,580	2,786,646
GAMING SUBCONCESSION, NET	685,360	713,979
INTANGIBLE ASSETS, NET	4,220	4,220
GOODWILL	81,915	81,915
LONG-TERM PREPAYMENT AND DEPOSITS	67,195	52,365
DEFERRED TAX ASSETS	171	—
DEFERRED FINANCING COST	52,389	38,948
LAND USE RIGHTS, NET	437,816	447,576

TOTAL	$4,909,773	$4,900,369

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$9,273	$8,719
Accrued expenses and other current liabilities	402,995	497,767
Income tax payable	989	768
Current portion of long-term debt	130,873	44,504
Amounts due to affiliated companies	3,009	7,384
Amounts due to shareholders	11	25

Total current liabilities	547,150	559,167

LONG-TERM DEBT	1,700,376	1,638,703
OTHER LONG-TERM LIABILITIES	18,715	20,619
DEFERRED TAX LIABILITIES	17,430	17,757
LOANS FROM SHAREHOLDERS	115,647	115,647
LAND USE RIGHT PAYABLE	31,930	39,432

SHAREHOLDERS’ EQUITY
Ordinary shares	15,968	15,956
Treasury shares	(14)	(5)
Additional paid-in capital	3,091,268	3,088,768
Accumulated other comprehensive losses	(19,481)	(29,034)
Accumulated losses	(609,216)	(566,641)

Total shareholders’ equity	2,478,525	2,509,044

TOTAL	$4,909,773	$4,900,369

Melco Crown Entertainment Limited
Reconciliation of Net Loss to Adjusted Net Loss
(In Thousands of U.S. dollars, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net Loss	$(30,101)	$(143,961)	$(42,575)	$(179,284)
Pre-opening Costs	2,910	61,277	6,982	79,563
Property Charges and Others	474	4,134	(34)	4,134

Adjusted Net Loss	$(26,717)	$(78,550)	$(35,627)	$(95,587)

ADJUSTED NET LOSS PER ADS:
Basic and diluted	$(0.050)	$(0.166)	$(0.067)	$(0.209)

Melco Crown Entertainment Limited
Reconciliation of Operating Income (Loss) to Adjusted EBITDA and Adjusted Property EBITDA
(In Thousands of U.S. dollars)

	Three Months Ended June 30, 2010
				Corporate
	Altira Macau	Mocha	City of Dreams	and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Operating Income (Loss)	$26,745	$3,262	$(7,531)	$(29,879)	$(7,403)

Pre-opening Costs	—	—	2,910	—	2,910
Depreciation and Amortization	9,881	3,838	47,015	15,280	76,014
Stock-based Compensation	15	31	191	1,160	1,397
Property Charges and Others	34	12	324	104	474

Adjusted EBITDA	36,675	7,143	42,909	(13,335)	73,392
Corporate and Other Expenses	—	—	—	13,335	13,335

Adjusted Property EBITDA	$36,675	$7,143	$42,909	$—	$86,727

	Three Months Ended June 30, 2009
				Corporate
	Altira Macau	Mocha	City of Dreams	and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Operating (Loss) Income	$(18,345)	$1,878	$(91,715)	$(32,220)	$(140,402)

Pre-opening Costs	—	—	60,823	454	61,277
Depreciation and Amortization	10,466	4,155	18,047	15,312	47,980
Stock-based Compensation	190	86	666	2,242	3,184
Property Charges and Others	1,279	—	—	2,855	4,134

Adjusted EBITDA	(6,410)	6,119	(12,179)	(11,357)	(23,827)
Corporate and Other Expenses	—	—	—	11,357	11,357

Adjusted Property EBITDA	$(6,410)	$6,119	$(12,179)	$—	$(12,470)

Melco Crown Entertainment Limited
Reconciliation of Adjusted EBITDA and Adjusted Property EBITDA to Net Loss
(In Thousands of U.S. dollars)

	Three Months Ended
	June 30,
	2010	2009
	(Unaudited)	(Unaudited)

Adjusted Property EBITDA	$86,727	$(12,470)
Corporate and Other Expenses	(13,335)	(11,357)

Adjusted EBITDA	73,392	(23,827)
Pre-opening Costs	(2,910)	(61,277)
Depreciation and Amortization	(76,014)	(47,980)
Stock-based Compensation	(1,397)	(3,184)
Property Charges and Others	(474)	(4,134)
Interest and Other Non-Operating Expenses, Net	(22,680)	(3,647)
Income Tax (Expense) Credit	(18)	88

Net Loss	$(30,101)	$(143,961)

Melco Crown Entertainment Limited
Reconciliation of Operating Income (Loss) to Adjusted EBITDA and Adjusted Property EBITDA
(In Thousands of U.S. dollars)

	Six Months Ended June 30, 2010
				Corporate
	Altira Macau	Mocha	City of Dreams	and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Operating Income (Loss)	$38,942	$5,576	$12,738	$(58,490)	$(1,234)
Pre-opening Costs	—	—	6,982	—	6,982
Depreciation and Amortization	20,104	7,968	93,414	30,626	152,112
Stock-based Compensation	(71)	60	349	2,165	2,503
Property Charges and Others	(474)	12	324	104	(34)

Adjusted EBITDA	58,501	13,616	113,807	(25,595)	160,329
Corporate and Other Expenses	—	—	—	25,595	25,595

Adjusted Property EBITDA	$58,501	$13,616	$113,807	$—	$185,924

	Six Months Ended June 30, 2009
				Corporate
	Altira Macau	Mocha	City of Dreams	and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Operating (Loss) Income	$(9,411)	$4,519	$(113,321)	$(55,762)	$(173,975)
Pre-opening Costs	—	—	78,383	1,180	79,563
Depreciation and Amortization	21,471	8,188	21,378	30,504	81,541
Stock-based Compensation	457	186	1,381	4,176	6,200
Property Charges and Others	1,279	—	—	2,855	4,134

Adjusted EBITDA	13,796	12,893	(12,179)	(17,047)	(2,537)
Corporate and Other Expenses	—	—	—	17,047	17,047

Adjusted EBITDA	$13,796	$12,893	$(12,179)	$—	$14,510

Melco Crown Entertainment Limited
Reconciliation of Adjusted EBITDA and Adjusted Property EBITDA to Net Loss
(In Thousands of U.S. dollars)

	Six Months Ended
	June 30,
	2010	2009
	(Unaudited)	(Unaudited)

Adjusted Property EBITDA	$185,924	$14,510
Corporate and Other Expenses	(25,595)	(17,047)

Adjusted EBITDA	160,329	(2,537)
Pre-opening Costs	(6,982)	(79,563)
Depreciation and Amortization	(152,112)	(81,541)
Stock-based Compensation	(2,503)	(6,200)
Property Charges and Others	34	(4,134)
Interest and Other Non-Operating Expense, Net	(41,484)	(5,175)
Income Tax Credit (Expense)	143	(134)

Net Loss	$(42,575)	$(179,284)

Melco Crown Entertainment Limited
Supplemental Data Schedule

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009
Room Statistics:
Altira Macau
Average daily rate (4)	$166	$232	$166	$233
Occupancy per available room	93%	90%	92%	90%
Revenue per available room (5)	$153	$210	$153	$209

City of Dreams
Average daily rate (4)	$152	$176	$152	$176
Occupancy per available room	81%	78%	78%	78%
Revenue per available room (5)	$123	$138	$118	$138

Other Information:
Altira Macau
Average number of table games	212	252	214	253
Table games win per unit per day (6)	$16,590	$10,808	$15,647	$11,181

City of Dreams
Average number of table games	412	503	410	503
Average number of gaming machines	1,317	1,320	1,311	1,320
Table games win per unit per day (6)	$10,257	$2,095	$10,451	$2,095
Gaming machines win per unit per day (7)	$224	$117	$206	$117

(4)	Average daily rate is calculated by dividing total room revenue by total occupied rooms.

(5)	Revenue per available room is calculated by dividing total room revenue by total rooms available.

(6)	Table games win per unit per day is shown before discounts and commissions.

(7)	Gaming machines win per unit per day is shown before deducting cost for slot points.